March 20, 2005


Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549


Dear Mr. Cash:

In response to your Letter of Comments dated March 11, 2005, we submit the following:

Item 2.)  We will make sure to use the Commission File number 1-
31643 on the cover page of all of our future filings.

Item 3.) We elected a New York based firm to audit the financial statements of our company because at the time we selected Sheft Kahn and Company LLP (actually their predecessor firm "Stuart Kahn & Company") we were actually based out of New York and one of our Directors was familiar with the quality of work, years of SEC experience and fine reputation of the firm. Upon moving to NJ, we saw no reason to change accounting firms since the proximity of New York firms is very often closer than many New Jersey based firms and there was apparently no advantage to having a New Jersey based independent accountant.

The audit is currently performed partially in New Jersey. There are several warehouse locations outside of New Jersey that the auditors visit and much of the work is done at the auditors' office in New York from documents faxed, emailed, delivered, or taken from our office to theirs. The operations and most of the assets of our company are physically located in New Jersey; however, we do have substantial inventory located outside of New Jersey.

We have met the requirements of Rule 2-01(a) by reviewing our auditors' peer review reports and ascertaining (in compliance with Reg. Sect 210.2-01 (a)) that they are in fact duly registered and in good standing in the State of New York (their place of residence and principal office). We also obtain a letter (in compliance to Reg. Sect 210.2-01(b)) from the auditors to our Audit Committee stating that they are in fact independent within the meaning of the Securities Acts administered by the Securities and Exchange Commission.

We understand that the State of New Jersey allows audits of New Jersey companies to be performed by accountants who are licensed by other states. We have been informed by our auditors, KGS LLP (formerly of Sheft Kahn & Company LLP) that they are in the process of having their newly formed company registered with the State of New Jersey, and that they will be registered shortly.

Item 4.) We will make sure to include, in our second quarter 10Q, the voting results of the annual meeting, scheduled to be held in June 2005.

Item 5.) Regarding Item 6. Selected Financial Data, page 10, we felt that in accordance with Item 301 it was appropriate to include the "Special Charges" to "enhance an understanding of" the financial condition and results of operations for the years presented. However, we will revise all of our future filing to remove the information from the presentation in accordance with your guidance.

Item 6.) We will also revise our future filings to reflect any cash dividends declared per share in each period.

Item 7.) Attached is our revised Management's Discussion and
Analysis which incorporates the additional information and discussions suggested in your letter.

(a) We have added that the revenues increased with the increased sales of the Mega-T appetite suppressant production and the introduction of Mega -T chewing gum.
(b) We have also added that the acquisition agreement by CVS to acquire Eckerd caused revenues to decrease by $1,500,000 from the prior year.
(c) The discussion of prospective matters that may affect the Company's business was added advising that the Company makes every effort to control its cost of manufacturing and has had no substantial cost increases.
(d) The Company focused on short-term securities in all investments. The short-term was decided to protect the valuations should interest rates rise as anticipated. The yield was reduced accordingly. The Company invested in only investment grade commercial paper thus reducing the degree of risk.

Item 8.) Below is our revised chart of our obligations showing the amount of open purchase orders as of November 30, 2004.

Contractual Obligations

     The following table sets forth the contractual obligations in total for each year of the next five years as at November 30, 2004. Such obligations include the current lease for the Company's premises, written employment contracts and License
Agreements.

                       2005     2006       2007      2008      2009
Lease on Premises (1)449,376   449,376   449,376   449,376   449,376
Royalty Expense   (2)606,000   606,000   606,000   606,000   606,000
Employment
  Contracts (3)    2,194,772 2,294,959 2,401,156 1,988,726 2,108,049
Open Purchase
  Orders           4,495,510
Total Contractual
   Obligations     7,745,658 3,350,335 3,456,532 3,044,102 3,163,425

Item 9.) We apologize for the oversight. Drew Edell was previously a director, but as a result of the Sarbanes-Oxley Act and the regulations of the American Stock Exchange, he voluntarily resigned as a director in June 2004. He was replaced by an independent director, Dr. Gio Batta Gori. Inadvertently, his directorship was not deleted from Item 10 nor was the title removed from his name on the signature page. The errors will be corrected in the amended 10K.

Item 10.) We will make sure to include in all future filings all significant related party transactions, such as the repurchase of common stock shares from David Edell and Ira W. Berman, in a note to the financial statements.

Item 11.) The Company does not have any contractual agreements with any suppliers and/or principal customers. It does have agreements with customers relating to co-operative advertising, damaged products returns and normal discounts and allowances.

The only Licensee Agreement filed was with Allegheny Pharmacal because of the impact that the License had on the Company's business, the initial upfront cost ($1,500,000) in 1986. All of the other Licenses did not require any significant upfront cost. Inasmuch as the company did not make any major upfront investments, the Company is free to terminate the Licenses at any time. There are no required royalty payments except to maintain the License. The Company also prefers to keep the terms confidential.

Item 12.) i.) The disparity stems from the fact that certain shareholders "paid" for their exercise of stock options (138,000) by surrendering shares of stock (8,758) already owned equal in value to the exercise price. Therefore, the net effect on the issuance of common stock was reduced. The issuance was then adjusted to reflect the effect of the 2% stock dividend.

        ii) The $995,440 listed as dividends declared in the Consolidated Statement of Shareholders' Equity, page 6, refers only to the cash dividend declared. The stock dividend is reflected in the revised number of Common Stock Shares shown throughout the statement.

       iii) The number of shares issued pursuant to the stock
dividend was 138,108.   The amount of cash dividends paid during
fiscal 2004 was $891,131 representing $379,117of dividends declared in Fiscal 2003 and paid in 2004 and $512,014 of cash dividends declared and paid in fiscal 2004. The amount of cash dividends declared in fiscal 2004 but not paid until fiscal 2005 was $483,426. The cash dividends of $512,014 paid in June 2004 (Fiscal 2004) and the cash dividends of $483,426 paid in December 2004 (Fiscal 2005) equals the amount of Dividends Declared shown as a reduction of Retained Earnings in Fiscal 2004 on the Consolidated Statements of Shareholders' Equity. The Stock dividend declared is reflected in the 2% proportionate increase in all per share amounts shown on the Statement of Shareholders' Equity.

Item 13.) The pertinent rights and privileges of our Class A Common Stock are identical to the other Common Stock with the exception that the Class A shareholders have the right to elect 4 members to the Board of Directors whereas the Common shareholders can only elect 3 members.

Item 14.) It is impossible to ascertain when exactly the benefits of advertising expenditures are realized but it is logical to assume that the benefits overlap more than one interim period especially since some of the advertising can run right up to the last day of a particular period with no opportunity to reap the benefits from it until the next period. Although, in accordance with GAAP standards, we expense all of our advertising expenditures within the Fiscal year they are incurred, we attempt to give a more accurate picture of the results of our operations by charging them against income equally through the year (in accordance with the guidelines of APB 28 and SOP 93-7) rather than distort any one periods results of operations by charging it with a disproportionate amount of advertising expense. Quarterly results could then be misleading and confusing to the public in ascertaining how the Company is performing during the year.

Item 15.) Our Trademarks consist of various brand names and we have found that the nature of our business is such that we must keep updating our products and revising our Branding to keep up with current market trends. Therefore, most of our Trademarks become obsolete or devalued after several years. Since we anticipate that the Trademarks will lose some value as new competitive products are introduced into the market we amortize them over 15 years to reflect that gradual decrease in value. We use 17 years for any patents which we have on any of the product formulations to coincide with the legal life of the patent.

Item 16.) The average expected life of the stock options used to estimate the fair value of the options was based on the options issued during Fiscal 2004. We apologize for the misprint. The average life was 5 years. We had several people proof read the 10K and the number had been changed to "5 years" as had the removal of the term "director" in item nine. Apparently, the final corrected version was not transmitted via EDGAR. The volatility was calculated by using a logarithm of the average fluctuation of the stock price over the last 36 months.

Item 17.) There is no proforma effect of recognizing compensation expense in accordance with FAS123 for Fiscal 2003 and 2002 because no new stock options were granted during those periods. In Fiscal
2004, the proforma effect is shown since there were options granted during the year.

Item 18.) The repriced or extended terms of any option grants have been reflected in any calculations of EPS and Weighted Average
Shares.

Item 19.) Attached is the revised disclosure in Footnote #9 in accordance with paragraphs 47 and 48 of SFAS No. 123.

Item 20.) Our total royalty costs by licensor for each of Fiscal years 2002, 2003, and 2004 are as follows:

                      2004            2003           2002
"A"                 $91,968         $52,033        $74,711
"B"                 109,035         427,419        672,538
"C"                   8,369           1,906          3,850
"D"                    (910)         12,555          2,654
"E"                   1,829           3,973              0
"F"                  69,714          40,782              0
"G"                     186             143            278
"H"                  68,935               0              0
"I"                  86,611         143,616         70,362

Total              $435,737        $682,427       $824,393

Item 21.) The information set forth in Item 3 Legal Proceedings sets forth the fact that there were originally 13 cases filed in which the Company was named along with other defendants. Eleven cases have been dismissed with prejudice. These cases cannot be legally reinstated. The one case in Philadelphia in which one of the defendants filed for bankruptcy has been delayed. The court is rendering a decision on our motion to dismiss. We agree with independent counsel that because under the decision in Seattle, unless a plaintiff ingested a product with PPA within three days of a stroke, there can be no causation to prove that a product caused the stroke. We feel that the case should be dismissed inasmuch as plaintiff at the deposition deposed that she took our product months before the stroke.

The remaining case in Louisiana is fully insured to the extent of $5,000,000. After reviewing the plaintiff's medical records, it does not appear that there is ongoing significant medical problems that would cause a jury to render a substantial judgment. Counsel evidently in discussing the matter with Phoenix Insurance Company has not made any substantial efforts to settle the case which we have been led to believe could be settled for under $250,000.

We do not believe that any further litigations would be ensuing because the Statute of Limitations throughout the country provided that the case must be instituted within three to four years within the time frame in which a plaintiff had constructive notice of the product that proximately caused a stroke. The FDA put out a news release nationally in October 2000. We included the last sentence, "However...", because we believe it is the normal boiler plate exculpation clause generally used when discussing litigation."

Item 22.) We considered recognizing the total lease expense on a straight line basis over the expected term and decided that the difference was immaterial to the financial statements. Based on the fact that we realize there is a reasonable possibility that the lease will be renegotiated prior to its term and the straight line method might not ultimately reflect the true expense anyway we felt that expensing what we currently incur most accurately reflects the results of operations for the current period.

Item 23.) The amount of options that were excluded from the calculation because of their anti-dilution effect were 0, 0, and 50,000 for fiscal 2002, 2003 and 2004, respectively.

Item 24.) We apologize again, although this was also corrected prior to the EDGAR filing, apparently the penultimate draft was accidentally used for the EDGAR transmission rather than the "final draft". The chronological order is not reversed, the items were simply not updated from the 2003/2002 amounts to the 2004/2003 amounts. The number you attempted to reconcile with the 2004 numbers was in fact the 2002 number. We have corrected the presentation in the amended 10K.

Item 25.) Specific reserves of certain individually large receivables no longer exist because they were reduced due to the actual write-off or collection of the specific amount thereby reducing the reserves disproportionately.

We hope this response adequately answers all of the questions you had regarding our filing. If additional clarification or disclosures are necessary please notify us and we will gladly provide the necessary data. We understand that 1) we are responsible for the adequacy and accuracy of the disclosure in our filings, 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and 3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Very truly yours,



Mr. John Bingman
Chief Financial Officer

Item 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
      FINANCIAL CONDITION AND RESULTS OF OPERATIONS - AMENDED

      Except for historical information contained herein, this "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements. These statements involve known and unknown risks and uncertainties that may cause actual results or outcomes to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements, and statements which explicitly describe such issues. Investors are urged to consider any statement labeled with the terms "believes," "expects," "intends'" or "anticipates" to be uncertain and forward-looking.

     On March 3, 1986, the Company entered into a License Agreement with Alleghany Pharmacal Corporation under the terms of which the Company was granted the exclusive right to use the licensed products and trademarks for the manufacture and distribution of the products subject to the License Agreement. Under the terms of the Alleghany Pharmacal License (see "Business-License Agreements"), the royalty-rate for those Alleghany Pharmacal License products previously 'charged' at 6% will be reduced to 1% now that the sum of $9,000,000 in royalties has been paid thereunder. In April 2003, the Company concluded payment of an aggregate of $9,000,000. Therefore, all royalty payments were reduced to 1% on all future orders.

Comparison of Results for Fiscal Years 2004 and 2003

     The Company's revenues increased from $54,736,751 in fiscal 2003 to $61,517,758, primarily because of the increased sales of the Company's Mega - T appetite suppressant product and Mega T chewing gum. The revenues increased despite that fact that during the year, a major drug chain entered into an agreement to be acquired by another major drug chain. The acquisition caused the Company a decrease in revenues by approximately $1,563,000 from the prior year. Gross profit margins remained at 66% this year as they were last year. The Company makes every effort to control the cost of manufacturing and has had no substantial cost increases. Net income was $5,796,663 as compared to $5,252,131 in fiscal 2003. In accordance with GAAP, the Company reclassified certain advertising expenditures as a reduction of sales rather than report them as advertising expenses. The reclassification is the adoption by the Company of the EITF 90-16 GAAP standard. The reclassification reflects a reduction in sales for the years ended November 30, 2004 and 2003 by $2,005,596 and $1,760,308,
respectively. The reclassification reduces the gross profit margin but does not affect the net income.

     For the current fiscal year, advertising, cooperative and promotional allowance expenditures were $13,118,784 as compared to $10,328,695 in fiscal 2003. Advertising expenditures were 21.6% of sales vs. 19.1% last year. The increased advertising expenses were a result of the increased advertising costs as a result of the media being purchased during the Olympics and the presidential elections thus reducing the normal available times for the Company. An additional $750,000 over and above the projected media expense was expended to keep products competitive. The increased SG&A expenses increased 5% to $17,577,032 from $16,753,269 in 2003. The increase was due mainly to SG&A expenses, which vary in relation to additional sales volume (i.e. payroll, freight-out, royalties, etc.). Sales returns and allowances increased to 9.2% of gross sales from 8.5% last year. Research and development expenses decreased to $876,665 this year from $884,425 last year.

     On  November 26, 2004, the Company sold 1,125 shares  of  K-
Mart Holding Corp, (the shares received in distribution in the K-
Mart Chapter 11 proceedings) in the gross amount of $159,483.

Comparison of Results for Fiscal Years 2003 and 2002

     The Company's revenues increased from $45,680,974 in fiscal 2002 to $54,736,751 in the fiscal 2003. Gross profit margins remained at 66% in the fiscal 2003 as they were in the fiscal 2002. Net income was $5,252,131 as compared to $3,074,353. In accordance with GAAP, the Company reclassified certain advertising expenditures as a reduction of sales rather than report them as advertising expenses. The reclassification is the adoption by the Company of the EITF 90-16 GAAP standard. The reclassification reflects a reduction in sales for the years ended November 30, 2003 and 2002 by $1,760,308 and $1,169,775,
respectively. The reclassification reduces the gross profit margin but does not affect the net income.

     For the 2003 fiscal year, advertising, cooperative and promotional allowance expenditures were $10,328,695 as compared to $9,239,249 in fiscal 2002. Advertising expenditures were 19.1% of sales vs. 20.4% in 2002. SG&A expenses increased 8.8% to $16,753,269 from $15,389,528 in 2002. The increase was due mainly to SG&A expenses, which vary in relation to additional sales volume (i.e. payroll, freight-out, royalties, etc.). Sales returns and allowances decreased to 8.5% of gross sales from 10.4% fiscal 2002. Research and development expenses increased to $884,425 in the fiscal 2003 from $741,974 in fiscal 2002

     On  January  22,  2002,  K-Mart filed for  bankruptcy  under
Chapter XI. As at November 30, 2002, after adjustments for charge-backs, there was $256,236 due and outstanding for pre-petition receivables for which the Company had set up a reserve of $230,612 (90%). The Company's sales to K-Mart during 2003, all post-petition, were $1,222,8421. As at November 30, 2003, after K-Mart emerged from bankruptcy, all receivables from K-Mart as debtor-in-possession were current. In fiscal 2003, the Company wrote off the $230,000 pre-petition receivables and reduced the reserve accordingly.

Liquidity and Capital Resources

     As at November 30, 2004, the Company had working capital of $13,562,389 as compared to $11,565,685 at November 30, 2003. The ratio of total current assets to current liabilities is 2.7 to 1 as compared to a ratio of 2.9 to 1 for the prior year. Accounts receivable was approximately $2,000,000 higher due to the substantial increase of sales in the latter part of Fiscal 2004 as compared to 2003. Inventories were up $700,000 to prepare for anticipated sales increases in 2005. Both the working capital and the current ratio would have been significantly higher if the Company hadn't purchased, on October 5, 2004, an aggregate of 500,000 shares of the Company's common stock at $8.99 per share from officers/directors, David Edell and Ira W. Berman respectively. Stockholders' equity increased to $23,522,047 from $23,344,540 primarily due to the income from operations despite the repurchase of the 500,000 shares.

     The Company's cash position and short-term investments at year-end was $5,094,968, up from $3,839,235 as at November 30, 2003. The increase is due to the liquidation of some of the Company's short-term and long-term securities. The Company focused on the short -term (1 to 3 year) on substantially all of its investments. The short-term was purchased to protect the valuation should interest rates rise as anticipated. The yield was reduced accordingly. The Company invested in only institutional grade commercial paper thereby reducing the degree of risk. In December 2003, the Company declared a $.14 dividend for shareholders of record in May and November 2004, which reduced the Company's cash position by approximately $890,000.

     Inventories were $6,048,000 vs. $5,312,699, and accounts receivable were $8,677,984 vs. $6,604,982. Current liabilities are $8,023,805 vs. $5,982,267 in the prior year. At year-end, the Company had long and short-term triple A investments and cash of $13,947,166 as compared to $14,830,646. As of November 30, 2004, the Company was not utilizing any of the funds available under its $10,000,000 unsecured credit line.

Inventory, Seasonality, Inflation and General Economic Factors

     The Company attempts to keep its inventory for every product at levels that will enable shipment against orders within a three-
week  period.   However, certain components must  be  inventoried
well  in  advance  of  actual orders because  of  time-to-acquire
circumstances.    For  the most part, purchases  are  based  upon
projected quarterly requirements, which are projected based  upon
sales   indications   received  by  the   sales   and   marketing
departments, and general business factors. All of the Company's contract-manufacture products and components are purchased from non-affiliated entities. Warehousing is provided at Company facilities, and all products are shipped from the Company's warehouse facilities.

     None of the Company's products are particularly seasonal, but sales of its sun-care, depilatory and diet-aid products usually peak during the Spring and Summer seasons, and perfume sales usually peak in Fall and Winter. The Company does not have a product that can be identified as a `Christmas item'.

     Because its products are sold to retail stores (throughout the United States and, in small part, abroad), sales are particularly affected by general economic conditions. Accordingly, any adverse change in the economic climate can have an adverse impact on the Company's sales and financial condition. The Company does not believe that inflation or other general economic circumstance that would negatively affect operations can be predicted at present, but if such circumstances should occur, they could have material and negative impact on the Company's net sales and revenues; and, more particularly, unless the Company was able to pass along related cost increases to its customers. There was no significant impact on operations as a result of inflation during the current fiscal year.

Contractual Obligations

      The following table sets forth the contractual obligations in total for each year of the next five years as at November 30, 2004. Such obligations include the current lease for the Company's premises, written employment contracts and License Agreements.

                              2005       2006      2007        2008      2009
Lease on Premises(1)        449,376    449,376    449,376    449,376    449,376
Royalty Expense (2)         606,000    606,000    606,000    606,000    606,000
Employment Contracts (3)  2,194,772  2,294,959  2,401,156  1,988,726  2,108,049
Open Purchase Orders      4,495,510
Total Contractual
  Obligations             7,745,658  3,350,335  3,456,532  3,044,102  3,163,425

(1) The Lease is a net, net lease requiring a yearly rental of $327,684 plus Common Area Maintenance "CAM". See Section Part I,
  Item 2. The rental provided above is the base rental and estimated CAM. CAM for 2004 was $121,692. The figures above do not include adjustments for the CPI. The lease has an annual CPI adjustment of 3%, not to exceed 15% cumulative for five years.


(2) See Section Part I, Item 1(e). The Company is not required to pay any royalty in excess of realized sales if the Company chooses not to continue under the license. The figures set forth above reflect estimates of the royalty expense anticipated minimum requirements to maintain the licenses under the various contracts for the licensed products based on fiscal 2004 sales. Royalty expense includes Alleghany Pharmacal, Solar Sense, Hugger Corporation, Nail Consultants, Tea-Guard, Inc., Stephen Hsu, PhD, and Denise Austin.

(3) The Company has executed Employment Contracts with its CEO, David Edell, and its Chairman of the Board, Ira W. Berman. The contracts for both are exactly the same. The contracts expire on December 31, 2010. The contracts provide for a base salary which commenced in 1994 in the amount of $300,000 (plus a bonus of 20% of the base salary), with a year-to-year CPI or 6%, plus 2.5% of the Company's pre-tax income less depreciation and amortization
  (EBITDA).   (The  2.5% measure in the bonus  provision  of  the
  Edell/Berman contracts was amended so as to calculate it against earnings before income taxes, less depreciation, amortization and expenditures for media and cooperative advertising in excess of
  $8,000,000.)   On  May  24,  2001,  the  contract  was  amended
  increasing  the  base salary to $400,000.   The  figures  above
  include only the base salaries for the five years (plus 20% of the base salary), and adjustment for CPI, and without estimating bonuses, as the bonus is contingent upon future earnings. David Edell's sons, Dunnan Edell and Drew Edell have five-year employment contracts in the amounts of $270,000 and $200,000 respectively, which expire on November 30, 2007 (See Item 11, Summary Compensation Table). In July 2003, Dunnan Edell's salary was increased to $300,000 and in January 2004, Drew Edell's salary was increased to $225,000.

Dunnan  Edell is a director and during fiscal 2003 was  appointed
President of the Company and Chief Operating Officer. Drew Edell is the Vice President of Operations and Research, and Product
Development.

     Cautionary Statements Regarding Forward-Looking Statements

     This annual report contains forward-looking statements based upon current expectations of management that involve risks and uncertainty. Actual risks could differ materially from those anticipated. Additional risks and uncertainties not presently known may possibly impair business operations. If any of these risks actually occur, the business, financial conditions and operating results could be materially adversely affected. The cautionary statements made in this Annual Report on Form 10K should be read as being applicable to all forward-looking statements whenever they appear in this Annual Report.

     Concentration of Risk

      The Company relies on mass merchandisers and major drug chains for the sales of its products. The loss of any one of those accounts could have a substantive negative impact upon its financial operations. During fiscal 2004, a major drug chain entered into an agreement to be acquired by another major drug chain. The decrease in their orders caused revenue to decrease approximately $1,563,000 from the prior year. {See Business - General, Item 1(c)i Marketing.}


      The Company does not manufacture any of its products. All of the products are manufactured for the Company by independent contract manufacturers. There can be no assurance that the failure of a supplier to deliver the products ordered by the
Company when requested will not cause burdensome delays in the Company's shipments to accounts. The Company does constantly seek alternative suppliers should a major supplier fail to deliver as contracted. A failure of the Company to ship as ordered by its accounts could cause penalties and/or cancellations.

     There is No Assurance That Business Will Continue to Operate
Profitably.

     In the current year, net sales were $60,667,562. This year, almost all of the products were able to maintain the projected gross profit margins. Net income was $5,796,663. There were no FDA policies that affected the Company's brands. In 2000, the FDA suggested the discontinuance of the Company's over-the-counter drug appetite suppressant products containing PPA. As a result, revenues that year were reduced by $1,245,000 due to returns. In addition, the Company also wrote down $255,000 in inventory causing the Company to incur a loss of $654,510 for the year. This fiscal year, Mega - T and Mega - G dietary supplements, marketed to replace the drug product, had net revenues of $ 16,231,919.

     The Pending Litigations in Connection with the Sale of the Company's Products Containing PPA May Entail Significant
     Uncertainty and Expense.

      As described in "Legal Proceedings" set forth, there were referenced 8Ks filed on May 23, 2002 and November 20, 2002, in which the legal issues were discussed. Currently, there are two remaining cases. One case in Pennsylvania is in the process of being dismissed. The other case pending in Louisiana is fully insured and is being defended by the Company's insurance carrier. All of the other cases have been dismissed with prejudice. As previously advised, it is independent counsel's opinion that the Company has a defensible position in the two remaining lawsuits.

      Competition in the Cosmetic, Health and Beauty Aid Industry is Highly Competitive.

       Reference   is   made  to  "Business  `Sub-section'   of
Competition."

     CLASS A Shareholders Retain Control of Board of Directors.

      See "Voting" in the Proxy Statement dated May 24, 2003. Class A Shareholders, David Edell, CEO and Ira W. Berman, Chairman of the Board of Directors, have the right to elect four members to the Board of Directors. Common stockholders have the right to elect three members to the Board of Directors.

     Future Success Depends on Continued New Product Development.

      The Company is not financially as strong as the major companies against whom it competes. The ability to successfully introduce new niche products and increase the growth and profitability of its current niche brand products will affect the business and prospects of the future of the Company and it relies upon the creativity and marketing skills of management.

                CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - STOCK OPTIONS

  On November 15, 1984, the Company authorized the granting of incentive stock options as well as non-qualified options. The plan was amended in 1986 and again in 1994. On July 9, 2003, the Company approved a Stock Option Plan authorizing the issuance of options up to 1,000,000 shares. The following summarizes the stock options outstanding under these plans as of November 30, 2004:

                                          Number       Per Share
                                            Of          Option
          Date Granted                    Shares          Price     Expiration

   June 16, 1999                           10,000        2.50           2009
   May 24, 2001                           289,500         .50           2007
   March 9, 2004                           50,000        9.00           2009
   March 9, 2004                           50,000        8.25           2009
   June 6, 2004                             5,000        8.25           2009
   August 24, 2004                         25,000        7.50           2009
                                          429.500

   The following summarizes the activity of shares under option for the two years ended November 30, 2004:

                                                                      Weighted
                                         Number         Per Share      Average         Per
                                           Of            Option       Exercise        Share
                                         Shares          Price          Price         Value
   Outstanding - November 30,
     2002                                594,500        .50-2.50                   $ 317,250
     Granted                             -                  -                           -
     Repriced                            -                  -                           -
     Exercised                        (  157,000)        (   .50)                (    78,500)
     Expired                             -                  -                           -
     Cancelled                           -                  -                           -
   Outstanding - November 30,
     2003                                437,500                                     238,750
     Granted                             105,000       8.25-9.00         8.61      1,091,250
     Granted                              25,000            7.50         7.50
     Repriced                               -               -                                               -
     Exercised                        (  138,000)        (   .50)     (   .50)   (    69,000)
     Expired                                -               -                                               -
     Cancelled                              -               -                                                     -
   Outstanding  - November 30,
     2004                                429,500                                  $1,261,000



                CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -  STOCK OPTIONS (Continued)


                                          Number     Per Share       Weighted Average
   Exercisable Options by Range            Of          Option      Exercise     Per Share
       of Exercise Price                 Shares        Price        Price         Value
   Options Exercisable - November
     30, 2004                            289,500              .50     .50        144,750
   Option Exercisable - November
     30, 2004                            130,000      7.50 - 9.00    8.39      1,090,700
   Option Exercisable - November
    30, 2004                              10,000             2.50    2.50         25,000
                                         429,500                              $1,260,450

   The $.50 options outstanding at November 30, 2004 have a weighted average remaining contractual life of thirty two months. The $2.50 options have a weighted average remaining contractual life of fifty four months. The options with a range of $7.50-$9.00 have a weighted average remaining contractual life of fifty two months.

   The Company accounts for its stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the consolidated statement of operations.

   During the year 2004, the Company issued stock options to purchase 130,000 shares under the 2003 stock option plan. Under the provisions of APB No. 25, no compensation expense has been, or will be, recognized in the consolidated statement of operations.

   Proforma net income and net income per share, as required by SFAS No. 123, have been determined as if we had accounted for all employee stock options granted under SFAS No. 123's fair value method. The proforma effect of recognizing compensation expense in accordance with SFAS No. 123 is as follows:



                                -22-
<


                CCA INDUSTRIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - STOCK OPTIONS (Continued)

                                                    Year Ended November 30,
                                                2004       2003         2002
  Net income as reported                    $5,796,663  $5,252,131  $3,074,353
  SFAS No. 123 based compensation         (    976,619)       -           -
  Income tax benefit                           390,648        -           -
  Net income - proforma                     $5,210,692  $5,252,131  $3,074,353

  Basic net income per share - as reported        $.78        $.71        $.42
  Basic net income per share - proforma           $.76        $.71        $.42
  Diluted net income per share - as report        $.75        $.68        $.40
  Diluted net income per share - proforma         $.73        $.68        $.40
  Weighted average shares used in
   computing net income and proforma
  Basic                                      7,399,472    7,372,232  7,241,754
  Diluted                                    7,680,781    7,768,361  7,731,583

  The Company used the Black-Scholes model to value stock options for pro forma presentation. The assumptions used to estimate the value of the options included in the pro forma amounts and the weighted average estimated fair value of options granted are as follows:
                                              Stock Option Plan Shares
                                         2004          2003         2002

  Average expected life (years)          5.00          3.75         5.10

  Expected volatility                  237.35%       185.67%      210.19%

  Risk-free interest rate                3.95%         3.00%        2.88%

  Weighted average fair value
   at grant - Exercise price
   equal to market price                $8.22         $7.01        $1.73

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatil-ity and option life. Because the Company's stock options granted to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of its stock options granted to employees. For purposes of this model, no dividends have been assumed.






                                        -23-